FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of July 2003

Pacific North West Capital Corp.

(Translation of registrant’s name into English)

2303 West 41st Avenue

Vancouver, BC V6M 2A3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F.

Form 20F __X___

Form 40F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes __X__

No _____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-4828

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pacific North West Capital Corp.

(Registrant)

“Taryn Downing”

Date:   August 29, 2003

(Signature)*

Taryn Downing

Corporate Secretary

*Print the name and title of the signing officer under his signature.

PACIFIC NORTH WEST CAPITAL CORP

July 2, 2003

Toronto Stock Exchange Symbol:  PFN

OTCBB:  PAWEF

2303 West 41st Avenue

Vancouver, BC  V6M 2A3

Telephone:  604-685-1870

Toll Free:  1-800-667-1870

PACIFIC NORTH WEST CAPITAL CORP.

ANNOUNCES UP TO $2 MILLION IN PLANNED FINANCINGS

Brokered Private Placement

Pacific North West Capital Corp. (“the Company”) has engaged Dundee Securities Corporation and Canaccord Capital Corporation to act as agents for a two-part brokered private placement on a best reasonable efforts basis.

The Company plans to issue up to 2,222,222 units (“Units”) at a price of $0.45 per Unit for gross proceeds of $1,000,000.  Each Unit will consist of one common share of the Company and one-half of one non-transferable share purchase warrant exercisable for a period of twelve months after the date of closing at a price of $0.60 per common share.

The Company will also issue up to 1,111,111 flow-through common shares at a price of $0.45 for gross proceeds of $500,000.

The agents will be paid a cash fee equal to 7% of the gross proceeds raised from the sale of the financings.  The agents will also receive broker warrants entitling them to purchase that number of common shares which is equal to 10% of the total number of Units and flow-through common shares placed in the financings.

The broker warrants will be exercisable at $0.50 per common share and will expire 12 months after the closing date.

Non-Brokered Private Placement

The Company will further complete a non-brokered private placement of up to 1,111,111 units at a price of $0.45 per unit for gross proceeds of  $500,000.  Each unit will consist of one common share of the Company and one-half of one non-transferable share purchase warrant exercisable for a period of twelve months after the date of closing at a price of $0.60 per common share. Lesser referral fees will be payable for this financing and may be paid in the issued securities.  The common shares, the flow-through common shares, the warrant common shares and the broker warrant common shares, will be subject to a hold period in Canada of four months plus a day.

The private placement financings are subject to regulatory approval.

About Pacific North West Capital Corp.

Pacific North West Capital Corp. (TSX.PFN, OTCBB: PAWEF) is an exploration company focused on the discovery of platinum group metals in North America.  At present, PFN has two key projects, River Valley (joint ventured with Anglo American Platinum Corporation Limited (Anglo Platinum), the world's largest producer of platinum group metals) and Agnew Lake, currently under option to Anglo Platinum.  In 2003, Anglo Platinum is funding the  $5.3 million phase 6 drilling program on River Valley and may earn a 65% interest by funding it to production.  In addition PFN has a Joint Venture Agreement with Lonmin PLC, the world’s third largest primary underground platinum group metals on it’s Union Bay Platinum Project. Lonmin is presently funding a US $815,000 exploration program which is in progress. Total exploration commitments by major companies on PFN's projects in 2003 amount to CDN $6.8 million dollars.

On behalf of the Board of Directors

Investor Relations:

1-800-667-1870

SEC 12g(3) exemption #82-4828

The Toronto Stock Exchange has neither approved nor disapproved of the contents of this news release and does not accept responsibility for the adequacy or accuracy of this release.

“Harry Barr”

Harry Barr, Chairman & CEO

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

Pacific North West Capital Corp.

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Item 2: Date of Material Change

July 2, 2003

Item 3: Press Release

A Press release dated and issued July 2, 2003 in Vancouver, BC to the Toronto Stock Exchange and through various other approved public media.

Item 4: Summary of Material Change

The Company has engaged Dundee Securities Corporation and Canaccord Capital Corporation to act as agents for a two-part brokered private placement on a best efforts basis.

Item 5: Full Description of Material Change

See attached News Release dated July 2, 2003.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

___ July 2, 2003________________

Date

“Taryn Downing”

_____________________________

Signature of authorized signatory

__Taryn Downing______________

Print name of signatory

__Corporate Secretary___________

Official capacity

PACIFIC NORTH WEST CAPITAL CORP

July 2, 2003

Toronto Stock Exchange Symbol:  PFN

OTCBB:  PAWEF

2303 West 41st Avenue

Vancouver, BC  V6M 2A3

Telephone:  604-685-1870

Toll Free:  1-800-667-1870

HIGH GRADE INTERSECTIONS EXPECTED TO ADD TO MINERAL RESOURCE AT PACIFIC  NORTH WEST CAPITAL’S  RIVER VALLEY PGM PROPERTY

Significant sulphide mineralisation continues to be intersected in drilling at the Dana North Deposit on the Phase 6 drill program, River Valley platinum group metal (PGM) property, Sudbury, Ontario.  The River Valley property, located about 60 km northeast of Sudbury is being explored as part of a 50:50 Joint-Venture between PFN and Anglo American Platinum Corporation Limited, which is funding the current $5.3 million program; PFN is the project Manager.  To date, Anglo Platinum has committed over $12 million to the project.

The six drill holes reported below were collared in the Dana Lake area (DL-127, DL-128, DL-131, DL-132, DL-133, DL-134).  Drill holes continue to intersect significant PGM values, with DL-127 assaying 4.2g/t Pd and 1.2g/t Pt (5.4g/t Pd+Pt) over 5.6 metres, 10.3g/t Pd+Pt over 0.5 metres and DL-134 assaying 4.9g/t Pd+Pt over 6.0 metres, including 9.1g/t Pd+Pt  over 2.0 metres and 12.6g/t Pd+Pt over 0.5 metres.

Currently three diamond drills are turning on the property with one located at the Dana South deposit, the second at Banshee Lake and the third testing new targets in the MacDonald area southeast of Lismer’s Ridge.  Further testing of new PGM targets along the +6km strike of contact southeast of Lismer’s Ridge will continue through the remainder of the drill program.

DANA LAKE NORTH

Drill Hole	From	To	Interval	Interval	Au	Pt	Pd	Au+Pt+Pd
	m	m	m	ft	ppb	ppb	ppb	g/t
DL-127	237.00	238.00	1.00	3.28	108	3130	6142	9.38
incl.	237.00	237.50	0.50	1.64	201	4910	9717	14.83
DL-127	309.00	329.40	20.40	66.93	95	629	2104	2.83
incl.	314.50	329.40	14.90	48.89	124	830	2826	3.78
incl.	314.50	322.00	7.50	24.61	175	1244	4196	5.61
incl.	315.00	318.00	3.00	9.84	249	1689	5573	7.51
incl.	317.50	318.00	0.50	1.64	285	2480	7777	10.54
incl.	316.00	317.00	1.00	3.28	333	2005	6500	8.84
incl.	318.50	322.00	3.50	11.48	126	1081	3783	4.99
incl.	319.00	321.00	2.00	6.56	168	1521	5511	7.20
incl.	319.00	319.50	0.50	1.64	243	2290	7402	9.94
incl.	327.50	328.50	1.00	3.28	240	1585	5938	7.76
incl.	328.00	328.50	0.50	1.64	279	2160	8412	10.85
Drill Hole	From	To	Interval	Interval	Au	Pt	Pd	Au+Pt+Pd
	m	m	m	ft	ppb	ppb	ppb	g/t
DL-128	91.00	97.50	6.50	21.33	34	249	769	1.05
incl.	93.50	95.50	2.00	6.56	50	384	1263	1.70
incl.	93.50	94.00	0.50	1.64	110	739	2724	3.57

DANA LAKE NORTH

Drill Hole	From	To	Interval	Interval	Au	Pt	Pd	Au+Pt+Pd
	m	m	m	ft	ppb	ppb	ppb	g/t
DL-131	93.00	97.50	4.50	14.76	67	469	1162	1.70
incl.	93.00	94.00	1.00	3.28	219	1640	4208	6.07
incl.	93.50	94.00	0.50	1.64	273	1920	4300	6.49
DL-131	110.50	116.00	5.50	18.05	34	167	540	0.74
incl.	110.50	111.00	0.50	1.64	162	839	3359	4.36
DL-131	123.50	134.00	10.50	34.45	49	494	1228	1.77
incl.	126.00	127.50	1.50	4.92	194	2167	5394	7.75
incl.	126.50	127.50	1.00	3.28	227	2630	6241	9.10
incl.	133.00	134.00	1.00	3.28	83	869	2643	3.60

Drill Hole	From	To	Interval	Interval	Au	Pt	Pd	Au+Pt+Pd
	m	m	m	ft	ppb	ppb	ppb	g/t
DL-132	60.50	74.50	14.00	45.93	138	357	1025	1.52
incl.	64.00	69.00	5.00	16.41	109	632	1950	2.69
incl.	64.50	66.50	2.00	6.56	147	1078	3633	4.86
incl.	65.00	65.50	0.50	1.64	183	1590	5377	7.15
incl.	73.50	74.00	0.50	1.64	119	1100	3821	5.04

Drill Hole	From	To	Interval	Interval	Au	Pt	Pd	Au+Pt+Pd
	m	m	m	ft	ppb	ppb	ppb	g/t
DL-133	119.50	136.00	16.50	54.14	26	182	492	0.70
incl.	128.00	136.00	8.00	26.25	42	249	746	1.04
incl.	133.50	136.00	2.50	8.20	70	399	1331	1.80
DL-133	143.50	152.50	9.00	29.53	45	208	706	0.96
incl.	148.00	152.00	4.00	13.12	58	253	915	1.23

Drill Hole	From	To	Interval	Interval	Au	Pt	Pd	Au+Pt+Pd
	m	m	m	ft	ppb	ppb	ppb	g/t
DL-134	127.50	139.50	12.00	39.37	190	681	1852	2.72
incl.	133.50	139.50	6.00	19.69	183	1297	3559	5.04
incl.	134.00	138.00	4.00	13.12	248	1690	4737	6.68
incl.	134.50	136.50	2.00	6.56	356	2398	6675	9.43
incl.	135.00	136.00	1.00	3.28	438	2940	7701	11.08
incl.	135.50	136.00	0.50	1.64	550	3890	8677	13.12

Mineralised intersections from drill holes DL-127 and DL-128 are within the area of the Dana North deposit.  Mineralised intersections from drill holes DL-131 to DL-134 inclusive, are from the area southeast of the Dana North deposit and represent new areas of mineralisation.

Drill Collar Information

Drill Hole	Grid E	Grid N	Length (m)	Az	Dip
DL-127	-203	142	353.0	47	-59
DL-128	-68	246	129.5	38	-46
DL-131	-44	221	158.0	83	-46
DL-132	0	197	131.0	85	-50
DL-133	-20	97	194.0	91	-49
DL-134	-52	198	177.0	89	-52

*collar locations are approximate

PFN is listed on The Toronto Stock Exchange (PFN) and the OTCBB (PAWEF) and has received 20F clearance in the United States. The Qualified person for this release is Scott Jobin-Bevans, M.Sc. P.Geo. Assays were carried out by XRAL Laboratories (SGS Group).

On behalf of the Board of Directors

Investor Relations:

1-800-667-1870

SEC 12g(3) exemption #82-4828

The Toronto Stock Exchange has neither approved nor disapproved of the contents of this news release and does not accept responsibility for the adequacy or accuracy of this release.

“Harry Barr”

Harry Barr, Chairman & CEO

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

Pacific North West Capital Corp.

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Item 2: Date of Material Change

July 2, 2003

Item 3: Press Release

A Press release dated and issued July 2, 2003 in Vancouver, BC to the Toronto Stock Exchange and through various other approved public media.

Item 4: Summary of Material Change

The Company announces significant sulphide mineralization continues to be intersected in drilling at the Dana North Deposit on the phase 6 drill program, River Valley platinum group metal property in Sudbury, Ontario.

Item 5: Full Description of Material Change

See attached News Release dated July 2, 2003.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

___ July 2, 2003________________

Date

“Taryn Downing”

_____________________________

Signature of authorized signatory

__Taryn Downing______________

Print name of signatory

__Corporate Secretary___________

Official capacity

Computershare

600, 530-8th Avenue S.W., Calgary, AB T2P 3S8 Tel.: (403) 267-6800 Fax: (403) 267-6529

July 28, 2003

Alberta Securities Commission

British Columbia Securities Commission

The Manitoba Securities Commission

Office of the Administrator, New Brunswick

Securities Commission of Newfoundland

Securities Registry, Government of the Northwest Territories

Nova Scotia Securities Commission

Nunavut

Ontario Securities Commission

Registrar of Securities, Prince Edward Island

Commission des valeurs mobilières du Québec

Saskatchewan Securities Commission

Registrar of Securities, Government of the Yukon Territory

TSX

Dear Sirs:

Subject: ____________Pacific North West Capital Corp.__________________

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1. Meeting Type:

Annual and Special (Non-Routine)

2. Security Description of Voting Issue:

Common

3. CUSIP Number:

694 916 107

4. Record Date:

August 22, 2003

5. Meeting Date:

October 8, 2003

6. Meeting Location:

Vancouver, BC

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

“signed by”

Del Newsham

Meeting Specialist

Stock Transfer Department

Direct Dial No: 1-866-331-6361

cc: Pacific North West Capital Corp.

Attention: Taryn Downing

PACIFIC NORTH WEST CAPITAL CORP

July 14, 2003

Toronto Stock Exchange Symbol:  PFN

OTCBB:  PAWEF

2303 West 41st Avenue

Vancouver, BC  V6M 2A3

Telephone:  604-685-1870

Toll Free:  1-800-667-1870

Highlights:

•

Drilling Commences at Union Bay

•

Project Area increased by 100%

•

US$ 815,000  -  Exploration Budget

•

PFN is the Operator for Lonmin

•

Current Platinum Price $684

Drilling Commences on Union Bay Platinum Project, Ketchikan, Alaska Joint Venture with LONMIN PLC.

Drilling has commenced on the Union Bay Platinum Project.  The Union Bay Project is a Joint Venture with LONMIN PLC the world's third largest primary underground platinum group metals producer,  which produced approximately 1.5 million ounces of platinum group metals and gold in 2002. The LONMIN agreement represents PFN’s third project financing with a major mining company.

The Union Bay prospect is located in southeast Alaska approximately 35 miles northwest of Ketchikan.  Six zones of multi-gram platinum values have been identified to date.

An additional 394 claims have been staked in the project area, increasing the size of the existing project by 100%. In 2003, LONMIN is funding a US$815,000 exploration program that commenced in mid May and will include testing several outcropping targets. Systematic surface exploration is also being carried out with the objective of defining additional drill targets.

Drilling has commenced in the North Zone, with two of the holes located to the northwest of the holes drilled in 2001 and one located to the southeast of the 2001 drill area.

Sampling has been completed on the Jaguar Zone where rock types are similar to those at the North zone (wehrlites and clinopyroxenites) and are similarly cut by diopside dikes. Holes drilled in 2001 (UB01-1 and UB01-2) were drilled under North Zone outcrops where previous surface sampling and rock saw trenching had returned values up to 18 grams per tonne (g/t) platinum and palladium (Pd) - (14.6 g/t Pt and 3.3 g/t Pd). The holes were designed to test down-dip continuity of a north-west trending PGE-bearing horizon defined by previous mapping and sampling. Hole UB01-1, drilled to the west, intersected this horizon at a depth of 19.1 metres, with a 0.5 metre interval assaying 11.2g/t Pt and Pd.

LONMIN has the option to continue to fund the Union Bay Project by expending a minimum of US$1 million per annum in 2004, 2005, and 2006, and US $750,000 for each year thereafter.  PFN is the Operator of the project during the Exploration Phrase.

Under the terms of the agreement, LONMIN may earn up to 70% interest in the project by completing a full feasibility study, which will be approved by the JV Management Committee. Upon a decision by the JV Management Committee to proceed to place the project into Commercial Production.  LONMIN will arrange 100% of the required financing on terms acceptable to all parties. Following commencement of commercial production, PFN and Freegold will each repay their share of the financing costs and contribute pro rata to operating costs on agreed upon commercial terms. Under an earlier agreement between PFN and Freegold dated October 1, 2002, and subsequently amended April 2, 2003, PFN has the right to earn a 50% interest in the project.

The Qualified person for this release is Curt Freeman, B.A., M.Sc., Union Bay Project, Ketchikan, Alaska.

About Pacific North West Capital Corp.

Pacific North West Capital Corp. (TSX.PFN, OTCBB: PAWEF) is an exploration company focused on the discovery of platinum group metals in North America.  At present, PFN has two key projects, River Valley (joint ventured with Anglo American Platinum Corporation Limited “Anglo Platinum”, the world’s largest producer of platinum group metals) and Agnew Lake, currently under option Anglo Platinum.  Anglo Platinum is funding a $5.3 million phase 6 drilling program in 2003 on River Valley and may earn a 65% interest by funding it to production. Total exploration commitments by major companies on PFN’s projects in 2003 amount to CDN $6.8 million dollars.

For further information, please contact PFN’s Investor Relations Department at Toll Free 1-800-667-1870.

On behalf of the Board of Directors

Investor Relations:

1-800-667-1870

SEC 12g(3) exemption #82-4828

The Toronto Stock Exchange has neither approved nor disapproved of the contents of this news release and does not accept responsibility for the adequacy or accuracy of this release.

“John Royall”

VP Business Development

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

Pacific North West Capital Corp.

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Item 2: Date of Material Change

July 14, 2003

Item 3: Press Release

A Press release dated and issued July 14, 2003 in Vancouver, BC to the Toronto Stock Exchange and through various other approved public media.

Item 4: Summary of Material Change

The Company announces drilling has commenced on the Union Bay Platinum Project.  This Project is a Joint Venture with LONMIN PLC.

Item 5: Full Description of Material Change

See attached News Release dated July 14, 2003.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

___ July 15, 2003_______________

Date

“Taryn Downing”

_____________________________

Signature of authorized signatory

__Taryn Downing______________

Print name of signatory

__Corporate Secretary___________

Official capacity

PACIFIC NORTH WEST CAPITAL CORP

July 18, 2003

Toronto Stock Exchange Symbol:  PFN

OTCBB:  PAWEF

2303 West 41st Avenue

Vancouver, BC  V6M 2A3

Telephone:  604-685-1870

Toll Free:  1-800-667-1870

ADDITIONAL ASSAYS REPORTED FROM RIVER VALLEY PGM PROPERTY

The River Valley property, located about 60 km northeast of Sudbury is being explored as part of a 50:50 Joint-Venture between PFN and Anglo American Platinum Corporation Limited, which is funding the current $5.3 million program; PFN is the project Manager.  To date, Anglo Platinum has committed over $12 million to the project.

Six drill holes reported below were collared in the Dana Lake area (DL 136, 139, 140, 142, 143, and 144). DL 135 assayed 4.21 g/t Pt+ Pd over 4.5 meters, and an additional 8 holes are reported from the Lismer’s Ridge area, LR 101, 109, 110, 112, 113, 114, 115 and 116.

Drilling to date has focused on the Dana Lake and Lismer’s Ridge areas. Recently drilling has extended to testing several targets south of Lismer’s Ridge. Drilling has recently been temporarily suspended to enable assays to catch up and results to be interpreted. Assays from the already drilled holes will be reported as they become available.

Drill Hole	From	To	Int	Int	Au	Pt	Pd	Au+Pt+Pd
	m	m	m	ft	ppb	ppb	ppb	g/t
DL-136	42.00	48.50	6.50	21.33	114	807	2384	3.31
incl.	44.00	48.50	4.50	14.76	153	1045	3161	4.36
incl.	47.50	48.50	1.00	3.28	277	1635	4882	6.79

Drill Hole	From	To	Int	Int	Au	Pt	Pd	Au+Pt+Pd
	m	m	m	ft	ppb	ppb	ppb	g/t
DL-139	52.75	61.50	8.75	28.71	61	327	859	1.25
incl.	52.75	55.50	2.75	9.02	93	646	1749	2.49
incl.	53.50	54.50	1.00	3.28	142	1123	3170	4.43

Drill Hole	From	To	Int	Int	Au	Pt	Pd	Au+Pt+Pd
	m	m	m	ft	ppb	ppb	ppb	g/t
DL-140	83.00	84.00	1.00	3.28	78	547	1514	2.14
	87.50	88.00	0.50	1.64	111	1690	2601	4.40
	134.00	135.00	1.00	3.28	24	780	1285	2.09
	141.50	142.00	0.50	1.64	86	683	1713	2.48

Drill Hole	From	To	Int	Int	Au	Pt	Pd	Au+Pt+Pd
	m	m	m	ft	ppb	ppb	ppb	g/t
DL-142	59.00	72.00	13.00	42.65	64	364	830	1.26
incl.	66.00	72.00	6.00	19.69	90	608	1503	2.20
incl.	69.00	72.00	3.00	9.84	96	736	1955	2.79

Drill Hole	From	To	Int	Int	Au	Pt	Pd	Au+Pt+Pd
	m	m	m	ft	ppb	ppb	ppb	g/t
DL-143	132.00	139.00	7.00	22.97	24	115	308	0.45

Drill Hole	From	To	Int	Int	Au	Pt	Pd	Au+Pt+Pd
	m	m	m	ft	ppb	ppb	ppb	g/t
DL-144	0.00	135.75	135.75	445.40	2	13	23	0.04

LISMERS’S RIDGE

Drill Hole	From	To	Int	Int	Au	Pt	Pd	Au+Pt+Pd
	m	m	m	ft	ppb	ppb	ppb	g/t

LR-101	131.00	131.50	0.50	1.64	10	1610	3052	4.67
	139.50	140.00	0.50	1.64	3	3070	78	3.15
	257.50	279.00	21.50	70.54	58	343	969	1.37
incl.	257.50	263.50	6.00	19.69	89	526	1474	2.09
incl.	257.50	259.50	2.00	6.56	158	883	2318	3.36
	295.00	297.00	2.00	6.56	138	657	1329	2.12

Drill Hole	From	To	Int	Int	Au	Pt	Pd	Au+Pt+Pd
	m	m	m	ft	ppb	ppb	ppb	g/t
LR-109	102.50	103.50	1.00	3.28	47	487	1977	2.51
	106.00	111.50	5.50	18.05	9	203	516	0.73
incl.	110.50	111.00	0.50	1.64	14	355	1111	1.48
	129.30	133.00	3.70	12.14	33	246	430	0.71
	134.50	138.50	4.00	13.12	26	199	537	0.76
	141.00	145.00	4.00	13.12	34	128	365	0.53

Drill Hole	From	To	Int	Int	Au	Pt	Pd	Au+Pt+Pd
	m	m	m	ft	ppb	ppb	ppb	g/t
LR-110	207.00	208.00	1.00	3.28	67	326	955	1.35
	266.00	287.00	21.00	68.90	84	343	898	1.32
incl.	266.00	274.00	8.00	26.25	86	521	1327	1.93

Drill Hole	From	To	Int	Int	Au	Pt	Pd	Au+Pt+Pd
	m	m	m	ft	ppb	ppb	ppb	g/t
LR-112	164.00	166.00	2.00	6.56	86	851	2325	3.26
incl.	232.00	234.00	2.00	6.56	121	793	2144	3.06

Drill Hole	From	To	Int	Int	Au	Pt	Pd	Au+Pt+Pd
	m	m	m	ft	ppb	ppb	ppb	g/t
LR-113	172.00	186.00	14.00	45.93	56	271	740	1.07
incl.	178.00	181.00	3.00	9.84	63	392	1225	1.68

Drill Hole	From	To	Int	Int	Au	Pt	Pd	Au+Pt+Pd
	m	m	m	ft	ppb	ppb	ppb	g/t
LR-114	167.00	172.00	5.00	16.41	64	733	1632	2.43
incl.	168.00	172.00	4.00	13.12	78	853	1917	2.85
incl.	168.00	169.00	1.00	3.28	72	1690	3994	5.76
	183.40	186.00	2.60	8.53	106	1120	2903	4.13
incl.	183.40	184.00	0.60	1.97	330	3580	8552	12.46
	200.00	228.00	28.00	91.87	91	330	605	1.03

Drill Hole	From	To	Int	Int	Au	Pt	Pd	Au+Pt+Pd
	m	m	m	ft	ppb	ppb	ppb	g/t
LR-115	135.00	141.00	6.00	19.69	110	554	1736	2.40
	138.00	139.00	1.00	3.28	196	1000	3197	4.39
	182.00	212.00	30.00	98.43	94	365	1045	1.50
incl.	183.00	190.00	7.00	22.97	116	685	1991	2.79
incl.	185.00	188.00	3.00	9.84	158	944	3150	4.25
incl.	196.00	203.00	7.00	22.97	170	379	1175	1.72

Drill Hole	From	To	Int	Int	Au	Pt	Pd	Au+Pt+Pd
	m	m	m	ft	ppb	ppb	ppb	g/t
LR-116	14.50	50.70	36.20	118.77	63	314	1002	1.38
incl.	28.00	40.00	12.00	39.37	77	500	1674	2.25
incl.	32.00	39.00	7.00	22.97	84	671	2225	2.98

Collar Locations

DDH	Grid-E	Grid-N	Easting	Northing	Elevation	Dip	Azimuth	Depth(m)

DL-136	0	225	555506.70	5172430.48	316.47	-44.3	85.6	113.00
DL-139	13	105	555527.00	5172308.32	312.60	-44.1	86.4	122.00
DL-140	100	50	555614.85	5172258.57	312.21	-46.1	276.0	221.00
DL-142	62.5	50	555563.25	5172259.96	314.50	-47.1	272.6	164.00
DL-143	100	0	555617.39	5172210.37	312.72	-44.8	274.2	257.00
DL-144	50	0	555567.27	5172210.67	310.91	-45.7	272.6	157.00
LR-101	541.5	-1990	556848.44	5170860.83	308.41	-45.5	42.0	328.00
LR-109	641	-2260	557095.80	5170755.58	298.17	-46.0	45.0	230.00
LR-110	507	-2300	557033.55	5170619.24	301.16	-50.5	50.4	314.00
LR-112	554	-2355	557107.71	5170618.80	301.63	-65.2	48.3	266.00
LR-113	495.5	-2400	557103.25	5170544.62	302.22	-55.6	47.7	221.00
LR-114	495.5	-2400	557103.25	5170544.62	302.22	-64.4	53.1	332.00
LR-116	465	-2450	557113.61	5170484.30	304.20	-57.1	44.6	306.00
LR-115	567.5	-2450	557194.29	5170552.04	299.26	-43.7	41.7	92.00

*collar locations are approximate

PFN is listed on The Toronto Stock Exchange (PFN) and the OTCBB (PAWEF) and has received 20F clearance in the United States. The Qualified Person for this release is John Royall, P.Eng (VP Business Development). Assays were carried out by XRAL Laboratories (SGS Group).

On behalf of the Board of Directors

Investor Relations:

1-800-667-1870

SEC 12g(3) exemption #82-4828

The Toronto Stock Exchange has neither approved nor disapproved of the contents of this news release and does not accept responsibility for the adequacy or accuracy of this release.

“Harry Barr”

Harry Barr, Chairman & CEO

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

Pacific North West Capital Corp.

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Item 2: Date of Material Change

July 18, 2003

Item 3: Press Release

A Press release dated and issued July 18, 2003 in Vancouver, BC to the Toronto Stock Exchange and through various other approved public media.

Item 4: Summary of Material Change

The Company announces additional drill hole results from it’s River Valley property in Sudbury, Ontario.

Item 5: Full Description of Material Change

See attached News Release dated July 18, 2003.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

___ July 21, 2003_______________

Date

“Taryn Downing”

_____________________________

Signature of authorized signatory

__Taryn Downing______________

Print name of signatory

__Corporate Secretary___________

Official capacity